July 19, 2006

Mr. Mark A. Oliver
President and Chief Executive Officer
Citizens, Inc.
400 East Anderson Lane
Austin, Texas   78752

Re: Citizens, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
File No. 000-16509

Dear Mr. Oliver:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

 (1) Summary of Significant Accounting Policies

(d) Premium Revenue and Related Expenses, page 93

1. Please provide us in disclosure-type format revisions to your revenue recognition policy disclosures to include policies separately for each of your major revenue streams. In providing these disclosures please disclose your revenue recognition policy separately for your life and accident and health business and clarify whether 'earned when received' is the same as 'earned when due' as promulgated in paragraph 10 of SFAS 60. Also for annuities, describe the actual policies used

in addition to explaining that they are consistent with the accounting for interest bearing financial instruments.

(8) Convertible Preferred Stock, page 113

2. You state in your disclosure that the beneficial conversion feature represents the difference between the redemption price and the effective conversion price. Please tell us how your accounting for the beneficial conversion feature complies with paragraph 5 of EITF 98-5, which states that the beneficial conversion feature should be measured as the difference between the conversion price and the fair value of the common stock. It is unclear why you use the redemption price instead of the fair value of the Class A common stock to measure the intrinsic value of the beneficial conversion feature.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant